PROSPECTUS  SUPPLEMENT

(To prospectus dated February 11, 1999)

                               1,521,907 Shares

                        Northwest Airlines Corporation

                                 Common Stock

                          (par value $.01 Per Share)
                          --------------------------

     The selling stockholders named in this prospectus supplement are selling 1,521,907 shares of common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders.

     In addition to acquiring common stock, each purchaser of common stock will acquire one right to purchase one one-hundredth of a share of Series D Junior Participating Preferred Stock for each share of common stock purchased. This right is exercisable in certain circumstances which may arise in connection with a hostile takeover attempt, but prior to the occurrence of such event, this right will not be exercisable or evidenced separately from the common stock.

     Our common stock is listed on the Nasdaq National Market under the symbol "NWAC". The last reported sale price of our common stock on the Nasdaq National Market on April 6, 2001, was $21.625 per share.

     Investing in our common stock involves risks. See "Risk Factors" beginning on page S-4.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                          --------------------------


            The date of this prospectus supplement is April 9, 2001.

     You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the prospectus. This prospectus supplement and the prospectus may be used only for the purpose for which they have been prepared. No one is authorized to give information other than that contained in this prospectus supplement and the prospectus and in the documents referred to in this prospectus supplement and the prospectus and which are made available to the public. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

     We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date. This prospectus supplement and the accompanying prospectus do not constitute an offer, or an invitation on our behalf, to subscribe for and purchase, any of the shares, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

                               TABLE OF CONTENTS
                             Prospectus Supplement

                                                             Page

Forward-Looking Statements                                   S-3
Incorporation by Reference                                   S-3
Recent Developments                                          S-4
Risk Factors                                                 S-4
Selling Stockholders                                         S-4
Plan of Distribution                                         S-5

                                  Prospectus
                                                             Page

Where You Can Find More Information                            2
The Company                                                    3
Use of Proceeds                                                3
Selling Stockholders                                           3
Description of NWA Corp. Capital Stock                         4
Plan of Distribution                                          11
Legal Matters                                                 13
Experts                                                       13

                                ______________

                          FORWARD-LOOKING STATEMENTS

         This prospectus supplement, the accompanying prospectus and the information incorporated by reference into them include forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. We identify forward-looking statements in this prospectus supplement, the accompanying prospectus and the information incorporated by reference into them by using words or phrases such as "anticipate", "believe", "estimate", "expect", "intend", "may be", "objective", "plan", "predict", "project" and "will be" and similar words or phrases, or the negative thereof.

         These forward-looking statements are subject to numerous assumptions, risks and uncertainties. It is not reasonably possible to itemize all of the many factors and specific events that could affect the outlook of an airline operating in the global economy. Some factors that could significantly impact expected capacity, load factors, revenues, expenses and cash flows include the airline pricing environment, fuel costs, labor negotiations both at the Company and other carriers, actions of the U.S. and foreign governments, foreign currency exchange rate fluctuations, inflation, the general economic government in the U.S. and other regions of the world and other factors discussed under the headings "Risk Factors" and "Forward-Looking Statements", in this prospectus supplement, and in our filings with the Securities and Exchange Commission.

                          INCORPORATION BY REFERENCE

         We have filed with the SEC, Washington, D.C., a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the securities that we are offering by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered hereby, reference is made to the registration statement and the exhibits and any schedules filed with the registration statement. Statements contained in this prospectus supplement and the accompanying prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference.

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file, including the registration statement, at the SEC's Public Reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, IL 60661. For further information on the operation of the Public Reference room, you may call the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also inspect our SEC filings at the New York Stock Exchange, the exchange on which our common stock is listed, at 20 Broad Street, 7th Floor, New York, New York 10005.

         The SEC allows us to "incorporate by reference" the information in documents that we file with them. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information in documents that we file after the dates of this prospectus supplement and the prospectus and before the termination of the offering contemplated by this prospectus supplement and the prospectus will automatically update and supersede information in this prospectus supplement and the prospectus.

         We incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 2001, our Current Reports on Form 8-K dated March 14, 2001 and February 15, 2001, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all of the securities offered by this prospectus supplement and the accompanying prospectus.

         We will provide without charge, upon written or oral request, to each person to whom this prospectus supplement and the accompanying prospectus are delivered, a copy of any or all of the documents described above which have been or may be incorporated by reference in this prospectus supplement and the accompanying prospectus but not delivered with this prospectus supplement and the accompanying prospectus. Such requests should be directed to Northwest Airlines Corporation, Attention: Secretary, Department A1180, 5101 Northwest Drive, St. Paul, Minnesota 55111. Telephone requests may be directed to (612) 726-2111.

                              RECENT DEVELOPMENTS

         Due to the weakening U.S. economy, Northwest will not meet analyst financial expectations for the first quarter of 2001, primarily due to the decline in corporate business travel, which has had an adverse impact on yields and revenues. As a result of this economic slowdown, Northwest expects to report a net loss of $130 million to $150 million, excluding any non-recurring items, in the quarter ending March 31, 2001. Fully diluted loss per share is estimated to range between ($1.55) and ($1.80) for the first quarter.

                                 RISK FACTORS

         In order to better understand the risks involved in an investment in our common stock, please carefully read the risks described in the documents incorporated by reference into this prospectus supplement and the accompanying prospectus, including those set forth under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2001, before deciding whether to purchase any of the common stock.

                             SELLING STOCKHOLDERS

         The selling shareholders named in this prospectus supplement currently own 1,521,907 shares of common stock. The following table states the number of shares that will be issued to and offered for the account of each selling stockholder, and the number of such shares that will be owned by each selling stockholder assuming the sale of all the offered shares.


                                                               Number of Shares of     Number of Shares of
                                                               Common Stock Offered     Common Stock Owned
Name of Selling Shareholder                                           Hereby         Following this Offering

David Bonderman   . . . . . . . . . . . . . . . . . . . .            308,736                     0

Bonderman Family Limited Partnership  . . . . . . . . . .            104,363                     0

1992 Air GP . . . . . . . . . . . . . . . . . . . . . . .          1,108,808                     0
                                                                   ---------                    ---
       Total      . . . . . . . . . . . . . . . . . . . .          1,521,907                     0
                                                                   =========                    ===

                             PLAN OF DISTRIBUTION

         Merrill Lynch & Co. is the broker-dealer participating in the offering. All of the shares of common stock to be offered are being sold through Merrill Lynch & Co.